PSIVIDA LIMITED

ABN 78 009 232 026

NOTICE OF ANNUAL GENERAL MEETING,
EXPLANATORY MEMORANDUM
AND PROXY FORM

Date of Meeting:
Wednesday, 15 November 2006

Time of Meeting:
10:00 am

Place of Meeting:
Allendale Square Conference Suite
Level 31, Allendale Square
77 St George’s Terrace
Perth, Western Australia
Australia

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of pSivida Limited (pSivida or Company) will be held at the Allendale Square Conference Suite, Level 31, Allendale Square, 77 St George’s Terrace, Perth, Western Australia on Wednesday, 15 November 2006 at 10:00am (Western Standard Time).

In accordance with Regulation 7.11.37 of the Corporations Act 2001, the directors have determined that, for the purpose of voting at the meeting, members are those persons who are the registered holders of Shares at 4:00pm (Western Standard Time) on Monday, 13 November 2006.

BUSINESS

1.	Annual Accounts and Reports

To receive and consider the annual financial report of the Company, the Directors’ Report and the Auditor’s Report for the financial year ended 30 June 2006.

2.	Resolution 1 - Re-election of Dr Paul Ashton as director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect Dr Paul Ashton as a director of the Company, who automatically retires in accordance with rule 3.6 of the Company's constitution and, being eligible, offers himself for re-election."

3.	Resolution 2 - Re-election of Mr Stephen Lake as director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect Mr Stephen Lake as a director of the Company, who automatically retires in accordance with rule 3.6 of the Company's constitution and, being eligible, offers himself for re-election."

4.	Resolution 3 - Adoption of Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, pursuant to and in accordance with section 250R(2) of the Corporations Act 2001 (Cth), the Remuneration Report, as contained within the Directors’ Report for the financial year ended 30 June 2006, be adopted.

5.	Other Business

To consider any other business brought forward in accordance with the Company’s constitution or the law.

By order of the Board

AARON FINLAY
Company Secretary
13 October 2006

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NOTES

The accompanying Explanatory Memorandum forms part of this Notice of Annual General Meeting and should be read in conjunction with it. Terms defined in the Explanatory Memorandum have the same meaning where used in this Notice of Annual General Meeting.

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum forms part of the Notice of Annual General Meeting of pSivida Limited and has been prepared to provide the shareholders of pSivida Limited (pSivida or Company) with information in connection with the Annual General Meeting of the Company to be held at the Allendale Square Conference Suite, Level 31, Allendale Square, 77 St George’s Terrace, Perth, Western Australia at 10:00am (Western Standard Time) on 15 November 2006.

The purpose of this Explanatory Memorandum is to provide shareholders with information that the Board of directors of the Company (“Board”) believes to be material to shareholders in deciding whether or not to approve the resolutions. At the Annual General Meeting, shareholders will be asked to consider resolutions approving:

1.	re-election of Dr Paul Ashton as a director;
2.	re-election of Mr Stephen Lake as a director;
3.	adoption of the Remuneration Report for the year ended 30 June 2006.

Each of the resolutions is an ordinary resolution requiring it to be passed by a simple majority of votes cast by shareholders entitled to vote on the resolution. Further information regarding each of these resolutions is set out below.

This Explanatory Memorandum is an important document, and should be read in its entirety by all shareholders.

2.	Resolution 1 - Re-election of Dr Paul Ashton as director

Resolution 1 seeks approval for the re-election of Dr Paul Ashton as a director of the Company with effect from the end of the Annual General Meeting.

The Board appointed Dr Paul Ashton as a director of the Company on 30 December 2005.

Under rule 3.6 of the Company's constitution, at each annual general meeting one third (or if that is not a whole number, the whole number nearest to one third) of the Company's directors (excluding Dr Brimblecombe, the acting CEO/Managing Director) must retire from office and seek re-election.

Brief biographical information in relation to Dr Paul Ashton is available in the Company’s annual report for the year ending 30 June 2006.

The Board (excluding Dr Paul Ashton) recommends that shareholders vote in favour of resolution 1.

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3.	Resolution 2 - Re-election of Mr Stephen Lake as director

Resolution 2 seeks approval for the re-election of Mr Stephen Lake as a director of the Company with effect from the end of the Annual General Meeting.

The Board appointed Mr Stephen Lake as a director of the Company on 5 March 2002.

Under rule 3.6 of the Company's constitution, at each annual general meeting one third (or if that is not a whole number, the whole number nearest to one third) of the Company's directors (excluding Dr Brimblecombe, the acting CEO/Managing Director) must retire from office and seek re-election.

Brief biographical information in relation to Mr Stephen Lake is available in the Company’s annual report for the year ending 30 June 2006.

The Board (excluding Mr Stephen Lake) recommends that shareholders vote in favour of resolution 2.

4.	Resolution 3 - Adoption of Remuneration Report

Pursuant to section 250R(2) of the Corporations Act 2001, a resolution adopting the Remuneration Report contained within the Directors’ Report for the financial year ended 30 June 2006 must be put to the vote.

Shareholders are advised that pursuant to section 250R(3) of the Corporations Act, this resolution is advisory only and does not bind the directors or the Company.

The Remuneration Report is set out within the Directors’ Report of the Company’s 2006 Annual Report. The Remuneration Report:

•	explains the Board’s policy for determining the nature and amount of remuneration of directors and company and group executives of pSivida;
•	discusses the relationship between the Board's policy and pSivida's performance;
•	sets out remuneration details for each director and the company and group executives of pSivida;
•	details and explains any performance conditions applicable to the remuneration of directors and company and group executives of pSivida; and
•	provides an explanation of share based compensation payments for each director and company and group executive of pSivida.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Meeting.

5.	Undirected Proxies

The Chairman of the meeting intends to use any undirected proxies held by him to vote in favour of each of the resolutions at the meeting.

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PSIVIDA LIMITED
ABN 78 009 232 026

PROXY FORM

Name and address of member or joint members
____________________________________________________
____________________________________________________
____________________________________________________

Appointment of proxy
I/We, being a member/s of pSivida Limited and
entitled to attend and vote, appoint                            ________________________
                            Name of proxy (please print)

Or failing that person or, if no person is named, the Chairman of the meeting to attend, act generally and vote as directed below, or, if no directions are given, as the proxy or the Chairman sees fit, at the Annual General Meeting of the Company to be held on Wednesday, 15 November 2006 at 10:00am (Western Standard Time) and at any adjournment.

Appointing a second proxy If appointing a second proxy, state the percentage of your voting rights applicable to the proxy appointed by this form. _________________ %
Voting directions to your proxy - please mark x to indicate your directions Business
Ordinary Resolutions	For	Against	Abstain*
1 Re-election of Dr Paul Ashton as a Director of the Company.	☐	☐	☐
2 Re-election of Mr Stephen Lake as a Director of the Company.	☐	☐	☐
3 Adoption of Remuneration Report.	☐	☐	☐

*
If you mark the Abstain box for a particular item of business, you are directing your proxy not to vote on that item on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.

If you appoint the Chairman of the meeting as your proxy, and you do not direct him how to vote on any of the items, the Chairman will vote in favour of the relevant item.

If you appoint the Chairman of the meeting as your proxy and you do not wish to direct the Chairman how to vote in relation to any item, please mark x in this box.   ☐

By marking this box, you acknowledge that the Chairman may vote as your proxy even if he has an interest in the outcome of the relevant item and votes cast by him other than as a proxy will be disregarded because of that interest.

If you do not direct the Chairman how to vote and do not place a mark in this box any votes cast by the Chairman as your proxy in relation to the relevant item will, where any voting exclusion applies to the resolution, be disregarded.

Signatures of individual member, joint individual member, attorney or company member

Member, Attorney or Joint Member

Sole director and sole company secretary	Director	Director/Company secretary (delete one)
/ /
Contact name	Contact daytime telephone	Date

Instructions for completion of Proxy Form

Your name and address

This is your name and address as it appears on the register of members of the Company. If this information is incorrect, please make the correction on the Proxy Form. Members sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this Proxy Form.

Appointment of proxy

If you are entitled to vote at the meeting, you have a right to appoint a proxy and should use this Proxy Form. The proxy need not be a member of the Company and can be an individual or body corporate.

A body corporate appointed as a member's proxy may appoint a representative to exercise any of the powers that the body may exercise as a proxy at the meeting. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has been previously given to the Company.

If you wish to appoint someone other than the Chairman of the meeting as your proxy, please write the name of that person in the appropriate box. Members cannot appoint themselves. If you leave the box blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy and vote on your behalf.

Your proxy's authority to speak and vote for you at the meeting is suspended if you are present at the meeting.

Voting directions to your proxy

You may direct your proxy how to vote by marking x in 1 of the 3 boxes opposite each item of business. All your votes will be cast in accordance with your direction, unless you indicate only a portion of votes are to be cast on any item by inserting the percentage of your voting rights applicable to the proxy appointed by this Proxy Form in the appropriate box. If you do not mark any of the boxes relating to the items of business, your proxy will vote as he or she chooses. If you mark more than 1 box relating to the same item of business any vote by your proxy on that item will be invalid.

Appointing a second proxy

If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry, Computershare Investor Services Pty Limited (Computershare +61 8 9323 2000), or the Company or you may copy this form. Both Proxy Forms should be lodged together.

If you appoint 2 proxies and the appointment does not specify the proportion or number of your votes each proxy may exercise, each proxy may exercise half of the votes (ignoring fractions).

If you appoint 2 proxies, neither proxy will have a right to vote on a show of hands.

If you appoint another member as your proxy, that person will have only 1 vote on a show of hands and does not have to vote on a show of hands in accordance with any direction by you.

Signing instructions

This Proxy Form must be signed and dated by the member or the member's attorney. Any joint member may sign.

If this form is signed by an attorney and you have not previously lodged the power of attorney with Computershare or the Company for notation, please attach a certified copy of the power of attorney to this form when you return it.

If the member is a company that has a sole director or a sole director who is also the sole company secretary, this form must be signed by that person. Otherwise, this form must be signed by 2 directors or 1 director and a company secretary. Please indicate the office held by signing in the appropriate place.

Lodgement of Proxy Form

Proxy Forms and the original or a certified copy of the power of attorney (if the Proxy Form is signed by an attorney) must be received not later than 48 hours before the time of the meeting (ie. before 10:00am (Western Standard Time) on Monday, 13 November 2006, and may be lodged:

by post, delivery or fax to the Company:

Company Secretary
pSivida Limited
Level 12, BGC Centre
28 The Esplanade
Perth Western Australia 6000
Australia
Fax: 61 8 9226 5499

Documents received after 10:00am (Western Standard Time) on Monday, 13 November 2006 will not be valid for the purposes of the meeting.

Privacy

Chapter 2C of the Corporations Act 2001 (Cth) requires information about you (including your name, address and details of the shares you hold) to be included in the Company's public register of members. This information must continue to be included in the public register if you cease to hold shares. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000 (Cth). Information is collected to administer your shareholding which may not be possible if some or all of the information is not collected. Your information is collected by Computershare on behalf of the Company.